[ING LETTERHEAD]

ING GROEP N.V. HAS CLAIMED CONFIDENTIAL
TREATMENT OF PORTIONS OF THIS LETTER IN
ACCORDANCE WITH 17 C.F.R. § 200.83

August 10, 2007

By EDGAR, “CORRESP” Designation

Mr. Jim B. Rosenberg,
   Senior Assistant Chief Accountant,
      Securities and Exchange Commission,
         Division of Corporation Finance,
            100 F Street, N.E.,
               Washington, D.C. 20549.

Re:	ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14642)

Dear Mr. Rosenberg:

        We are writing on behalf of ING Groep N.V. (“Company”) in response to the comments contained in the May 17, 2007 letter from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letter dated September 27, 2006.

        We appreciate the Staff’s careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments.

        In this letter, references to “ING”, “Group”, “we” and “us” refer to the Company and its consolidated subsidiaries. ING Bank N.V., together with its consolidated subsidiaries, is referred to as “ING Bank”. For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter “R” below the comment number.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.

Please expand your quantitative analysis to provide an approximate amount or range associated with the “de minimis” revenues, assets, liabilities and contingent liabilities associated with insurance clients in section B of your letter.

R:	In response to the Staff’s comment, we have revised section B of our letter dated March 22, 2007 (the “March Letter”) to provide an approximate amount of the revenues, assets, liabilities and contingent liabilities associated with insurance clients. We have included the revised section B, with the added text underlined, as Appendix I to this response.

2.

Please expand the quantitative analysis in your redacted letter to indicate that ING’s total assets, liabilities, contingent liabilities and revenues for the contacts you describe do not exceed “[_]%", or advise.

R:	In response to the Staff’s comment, we have revised section B of the March Letter to indicate that none of total assets located in the Subject Countries, liabilities and contingent liabilities in respect of, and revenues earned from, Subject Country Activities exceeded 0.60% of the relevant Group total. As noted in the response to comment number one above, we have included the revised section B, with the added text underlined, as Appendix I to this response.

3.

Please expand your qualitative analysis in section F or H of your letter to address any risks associated with (1) financial relationships with “Government Members” of countries identified by the U.S. as state sponsors of terrorism and (2) dealings with NCB, an entity identified as a Specially Designated National by OFAC. Similarly, please expand your qualitative analysis to address the narrative statements in sections ING-10 and ING-12 of your unredacted response, or advise.

R:	As is customary practice among other global non-U.S. financial institutions, we do small amounts of business with the Subject Countries. Such business is subject to strict and regular internal review and compliance policies. We have designed our Corporate Policy on Financial and Economic Crime (“FEC Policy”) and our policy on sanctioned countries (“Sanction Policy”), dated January 1, 2007, to help us comply with applicable law. Our dealings with entities or transactions involving the Subject Countries are conducted in the context of these policies.

As previously discussed in the March Letter, we define a “Government Member” to be an individual, in either his or her official or personal capacity, who is a member of a Government. As individuals, such persons, if clients of the Group, would most likely be clients of our Retail Banking entities.

As discussed in paragraph G of the March Letter, in 2007 the Group implemented a new screening process using Fircosoft File Filter and Fircosoft Message Filter software (collectively, “Fircosoft”) to screen new customers, international payments and customer databases. Under this screening process, cross-border payments are processed in a blocking mode and are not fully processed until they clear the filter or are released by a compliance officer. The software also screens customers against, among other items, WorldCheck, the EU freezelist, the U.S. Treasury Department’s Office of Foreign Assets and Controls’ (“OFAC”) list of specially designated nationals, OFAC’s

Palestinian Legislative Council List, the U.S. Treasury Department’s list of actions taken under Section 311 of the Patriot Act and OFAC’s list of country sanctions programs. All of the banks, with the exception of ING Vysya,[1] which is still in the process of installing Fircosoft, started using Fircosoft in 2007 for new transactions and for continuous customer screening. Upon implementing the Fircosoft system, the banks also used the software to screen their customer portfolios as they existed at that time. Though the screening system is not specifically designed to identify potential financial relationships with Government Members, because Fircosoft screens the aforementioned lists, it can be used to help us identify proposed transactions that would lead to such relationships with Government Members appearing on those lists.

In particular, the WorldCheck database compiles information on politically exposed persons, based on the information it obtains from public sources, including government and police sources and international media. It is our understanding that Government Members of countries identified by the United States as state sponsors of terrorism[2] are likely to be included on WorldCheck’s politically exposed persons list, though we cannot guarantee that all Government Members will so appear and must rely on the completeness and accuracy of WorldCheck’s databases and its sources. When a Retail Banking entity identifies a politically exposed person, it maintains a record of the identification and assessment of such person, as well as the action taken, in its customer due diligence files. If one of our banking entities identifies a politically exposed person in any of the Subject Countries, Libya, North Korea or Sudan, it does not enter into the related transaction.

Each Retail Banking entity screens the aforementioned lists upon opening new customer accounts or when a client attempts to complete a cross-border payment transaction. Each bank also screens its full customer list on a regular basis, ranging from as often as the Fircosoft lists are updated to at least every six months. One of our Retail Banks, Postbank, however, has not yet performed a full customer database screening of its client list against the WorldCheck politically exposed persons list. Our implementation of Fircosoft screening system in 2007 and continued use since implementation has not identified any financial relationships with Government Members of the Subject Countries, Libya, North Korea or Sudan. We believe, therefore, that our financial relationships with Government Members of countries identified as state sponsors of terrorism are either nonexistent or de minimis. Furthermore, we believe that our Fircosoft screening system helps us to identify financial relationships arising from transactions involving countries identified by the U.S. as state sponsors of terrorism and allows us to limit financial relationships with Government Members of such countries. On the

_________________

[1]	ING Vysya currently uses a system called “Erase” to screen its customer database against the aforementioned lists.

[2]

The countries currently identified by the United States as state sponsors of terrorism are the Subject Countries, North Korea and Sudan. In addition, during 2005, Libya was also identified as a state sponsor of terrorism.

basis of these quantitative and qualitative factors, we do not believe that the risks associated with financial relationships with Government Members of countries identified by the U.S. as state sponsors of terrorism are, individually or in the aggregate, material to the Company’s securityholders.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

As discussed in paragraph C of the March Letter, as of the date of that letter, the Group, through two subsidiaries, beneficially owned an interest [***] in NCB, which, since July 2006, has been included on OFAC’s Specially Designated Nationals list as a Cuban national. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Liquidation of the remaining assets and dissolution of the entity is currently expected by the end of 2007. We have previously disclosed, including in our Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”), the first year for which NCB was a Specially Designated National, that we hold an ownership interest in NCB. In addition to disclosing this relationship, we have taken steps to exit NCB. We believe that our exit strategy is designed to limit risks arising from our dealings with NCB.

As previously disclosed in the March Letter and in the 2006 Form 20-F, ING Bank has been engaged in a review of transactions with persons in countries subject to sanctions by U.S. and other authorities. During the course of this review, which is ongoing, outside counsel has reviewed U.S. dollar payment processing transactions and identified certain transactions with customers that are legal entities (“Wholesale Clients”) organized in countries other than a Subject Country, but that have significant Cuban ownership or Cuban activities (the “Joint Ownership Clients”). The financial data presented in the March Letter did not include assets, revenues, liabilities or contingent liabilities arising from transactions with these Joint Ownership Clients. As we have since determined that this business arises from Subject Country Activities, we have included as Appendix II to this response the relevant financial data presented in the March Letter revised to reflect our business with such clients.

The subject of the ongoing review is limited to U.S. dollar payment transactions, and therefore, the review may fail to identify similarly situated clients if the transactions have been conducted in currencies other than U.S. dollars. Furthermore, the review is not yet complete and additional clients or activities may still be identified. As presented in Appendix II, we do not believe that the quantitative impact of these Joint Ownership Clients is material to our securityholders. We are committed to proactively addressing any issues raised by the review.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

4.

In 2006 your wholesale banking units were formally instructed to no longer engage with Cuba, Iran and Syria. Please describe for us in narrative and quantified terms your wholesale banking contacts with these countries prior to the formal instruction. Your expanded quantitative and qualitative analyses should take into account any such contacts.

R:	To clarify, the Wholesale Banking units were not instructed to no longer engage in the Subject Countries. Instead, as discussed in the March Letter, in 2006 our Wholesale Banking business units were instructed not to engage in certain U.S. dollar processing transactions in the Subject Countries and to no longer engage in transactions in Syria. The following provides the Wholesale Banking units’ economic exposure in 2005 arising from Subject Country Activities as well as background on such activities in place in 2005.

In the March Letter, we provided the assets located in the Subject Countries and the liabilities, contingent liabilities and revenues in respect of Subject Country Activities as of and for the year ended December 31, 2005 for our banking business. In addition to the balance sheet and income statement impact of its business, the Group also analyzes the quantitative risks associated with our activities. As more fully described in footnote 2.2 “Risk Management” to the consolidated financial statements included in the 2005 Form 20-F, “country risk” is the risk that the Group faces that is specifically attributable to events in a particular country. We analyze country risk arising from activities in the risk country by deriving economic exposure from activities in such risk country. The exposure amounts, which we refer to as “outstandings”, reflect investments in the risk country, including credit granted and guarantees issued, rather than assets, liabilities or income statement impact resulting from activities in the risk country. In addition, outstandings reflect actual amounts used of the fixed country limits for the lending facilities and money market arrangements provided by ING to entities organized under the laws of the Subject Countries. In this response, we have presented the Wholesale Banking business units’ country risk in each of the Subject Countries, as represented by outstanding economic exposure in such countries.

To collect the information regarding outstandings of the Wholesale Banking units in the Subject Countries as of December 31, 2005, we have consulted the Group’s worldwide database, “Vortex”, which is used by the Group for Basel II reporting. The exposures reflected are those to legal entities that are organized under the laws of a Subject Country, and include the outstandings to Subject Country subsidiaries of parent companies organized outside of the Subject Countries. Exposures to subsidiaries of parent companies organized under the laws of a Subject Country are not included if the subsidiary is not itself organized under the laws of a Subject Country.

Although we believe the sources used to collect the data provide a high level of accuracy, the process was subject to some limitations. For example, outstandings of Group companies that are no longer part of ING may not be fully or accurately reflected.

By Subject Country, outstanding economic exposure as of December 31, 2005 was:

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Subject Country	Total Outstandings	Total Outstandings as a % of Group Total**	Outstandings denominated in U.S. Dollars
Cuba*	[***]	[***]	[***]
Iran*	[***]	[***]	[***]
Syria*	[***]	[***]	[***]
Total*	[***]	[***]	[***]
*	All figures in Millions U.S. dollars (but see footnote 3).
**	For these comparative purposes, total outstandings of the Group at December 31, 2005 were USD 1,033,770 million.

Cuba.

In 2006, Wholesale Banking Units were instructed not to undertake outgoing U.S. dollar transfers (i) in favor of beneficiaries that are Cuban nationals or (ii) originated by customers of ING entities that are Cuban nationals except for transfers covered by an official license issued by a competent U.S. government authority. Further, Wholesale Banking units were instructed to cease, as soon as possible, all U.S. dollar business originated by or through NCB or the ING Havana representative office. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

As of December 31, 2005, Wholesale Banking’s outstandings in Cuba totaled approximately [***],(3) representing approximately [***]% of the Group’s total exposure as of the same date. Of Wholesale Banking’s total Cuban exposure at that date, the equivalent of approximately [***] was denominated in U.S. dollars.

Iran.

In June 2006, Wholesale Banking units were formally instructed not to engage in transactions that would involve processing incoming or outgoing U.S. dollar payments in Iran and were required to settle existing contracts in currencies other than U.S. dollars. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. As of December 31, 2005, Wholesale Banking’s outstandings in Iran totaled approximately [***], representing approximately [***]% of the Group’s total exposure as of the same date. Of Wholesale Banking’s total exposure in Iran at that date, the equivalent of approximately [***] was denominated in U.S. dollars.

Syria.

In July 2006, Wholesale Banking business units were formally instructed (in summary) to no longer engage in transactions with Syria. Previously, as early as 2004, the Group’s policies prohibited U.S. dollar transactions with Syria, [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. As of December 31, 2005, Wholesale Banking’s economic exposure in Syria totaled approximately [***], representing approximately [***]% of the Group’s total exposure as of the same date. Of Wholesale Banking’s total Syrian exposure at that date, the equivalent of approximately [***] was denominated in U.S. dollars.

We believe that, based on the outstanding economic exposure amounts discussed above, which, individually for each Subject Country and in the aggregate for all three countries, amount to less that 0.1% of the Group’s total outstandings, the Wholesale Banking units’ contacts with the Subject Countries prior to the 2006 instructions not to engage in certain activities were quantitatively immaterial. The Group’s ability recently to adjust our operations with respect to the Subject Countries further underlines the limited and immaterial nature of these contacts and our commitment to compliance with applicable law. In light of the foregoing, we believe that the Group’s Subject Country Activities for the period under review prior to the 2006 instructions do not constitute a material risk for investors.

_________________

[3]

All figures in this response are stated in U.S. dollars. For December 31, 2005 amounts, underlying transactions in currencies other than U.S. dollars were converted at the exchange rates used for purposes of the 2005 Form 20-F.

5.

Please advise us whether your bank relationships in the Subject Countries include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of the Treasury as facilitating Iran’s transfer of funds to terrorist organizations; Bank Sepah, which has been designated by the U.S. Department of the Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of the Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with these banks, identify the banks and describe the relationships. We may have further comments.

R:	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION][4]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION][5]

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION][6]

*    *    *

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[4]	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[5]	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

[6]	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

        Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours, /s/ Hans van Barneveld Hans van Barneveld General Manager Group Finance and Control
cc:	Jim Atkinson
Dana Hartz
(Securities and Exchange Commission)

John Hele
Pim Brouwer
Harm van de Meerendonk
Jos Koster
Edwin van Dixhoorn
Koos Timmermans
(ING Groep N.V.)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

Appendix I

B. Business Activities involving the Subject Countries – Overview

We have sought to present the information consistently for each Subject Country and to provide a brief explanation and relevant figures in summary form.

In all cases and unless otherwise specified, the relationships mentioned are maintained outside the U.S. For the Company’s Representative Offices, we have collected information for the total revenues, assets, liabilities and contingent liabilities of those offices for 2005 and the six month period ending June 30, 2006.

For Subject Country Activities which are conducted through offices of the Company other than the Representative Offices, we have collected information for the revenues, assets, liabilities and contingent liabilities related to Subject Country Activities for 2005. To collect the information related to the Subject Country Activities, we consulted the Group’s worldwide and local databases. To obtain the client information, including nationality and country of residence, and revenue data for “Retail Clients”, which consist of private individuals and certain small legal entities, we consulted local databases in the relevant booking office. Retail Client asset, liability and contingent liability data was collected from the applicable local general ledger. For clients that are legal entities (referred to herein as “Wholesale Clients”), we consulted the Group’s central worldwide databases to obtain the relevant information. Specifically, we consulted the database “Grid” to obtain the client information; the database “Vortex”, used by the Company for Basel II reporting, to obtain the asset and contingent liability data; and the worldwide profitability tool, “Value Reporter”, to obtain the revenue data for Wholesale Clients. Liability information on Wholesale Clients was obtained from local general ledger records in the applicable local booking office. The data collected from central databases was confirmed or revised based on information maintained by the applicable local offices.

Although the Company believes that the sources used in collecting the data provide a high level of accuracy, the process was necessarily subject to some limitations. For example, certain discrepancies exist between the system used to calculate customer-specific revenues in our banking operations and the local company or local country-related systems where particular transactions may be booked.

For each Subject Country (other than with respect to the Representative Offices as described above), we have considered the following:

  “Government relationships” – by which we refer to business relationships (if any) with the government of the Subject Country (each, a “Government”) itself as well as business relationships with entities believed by the Company to be controlled by the Government and relationships with any individual member of the Government (each, a “Government Member”) in either his or her official or personal capacity. However, we deal with relationships with banks (including government-owned banks) in each Subject Country separately and do not therefore include them in this part of our analysis.

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  “Bank relationships” – by which we refer to business relationships with banks (including government owned banks) in the Subject Country. Other than with respect to the Representative Offices, these relationships are maintained primarily to facilitate routine banking transactions for non-U.S. clients who undertake transactions themselves with counterparts in the Subject Country.

  “Other Client relationships” – by which we refer to all other business relationships we may have with parties (natural persons or legal entities) known by us to have a business location or residence in a Subject Country. Where this information is available in our systems, we have gathered information on transactions with any Wholesale Client that is known by us to be organized under the laws of a Subject Country and on transactions with any of such client’s subsidiaries. We have also presented information on transactions with Retail Clients who have citizenship and residency in any of the Subject Countries. For the avoidance of doubt, we do not include relationships with nationals of a Subject Country who are not resident in the Subject Country (including, e.g., exiles) or with customers who are not nationals of a Subject Country and are resident in a Subject Company on a temporary basis (including, e.g., expatriates). The types of relationships we refer to here include relationships with both individuals and legal entities and may involve the provision of individual or corporate banking services as well as credit facilities granted to clients who are nationals of and resident in a Subject Country.

The Group has not presented data with respect to insurance clients who are nationals of the Subject Countries. Although the Group has some clients who are nationals of or reside in the Subject Countries, their contribution to the Company’s revenues, assets, liabilities and contingent liabilities is de minimis. During 2005, revenues from such clients were less than USD 200 thousand, and as of December 31, 2005, liabilities to such insurance clients amounted to less than USD 500 thousand, in addition, there were no assets located in or contingent liabilities in respect of the Subject Countries. The Company did not perform an analysis of insurance coverage (including through reinsurance) provided to entities outside the Subject Countries that may cover risks located in the Subject Countries, but it does not believe that such coverage is material to the Group.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Total assets located in the Subject Countries as at December 2005 amounted to approximately [***] (representing approximately [***]% of total assets held by the Group as of that date). Liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***]% of total liabilities of the Group as of that date). Contingent liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***]% of total contingent liabilities

I-2

of the Group as of that date). Revenues7 earned from Subject Country Activities in 2005 were approximately [***] (representing approximately [***]% of total revenues in the year). None of total assets located in the Subject Countries, liabilities and contingent liabilities in respect of, and revenues earned from Subject Country Activities exceeded 0.60% of the relevant Group total.

By Subject Country, these figures for the year 2005 break down as follows:8

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Subject Country	Assets	Revenues	Liabilities	Contingent Liabilities
Cuba* (Representative Offices) (see detail in section C)	[***]	[***]	[***]	[***]
Cuba (other)* (see detail in section C)	[***]	[***]	[***]	[***]
Iran* (see detail in section D)	[***]	[***]	[***]	[***]
Syria* (see detail in section E)	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant total**	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 8).

** = For these comparative purposes, total assets of the Group were USD 1,372,060 million, total liabilities of the Group were USD 1,362,557 million and total contingent liabilities of the Group were USD 133,997 million (in each case as at December 31, 2005). Total revenues of the Group in 2005 were USD 88,193 million.

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[7]

For purposes of this response, we make use of the defined terms and accounting policies used in the 2005 Form 20-F. For the avoidance of doubt “revenues” as used in this response conforms to the term as it is used in the 2005 Form 20-F and also corresponds to the “Total income” line on the Consolidated Profit & Loss Account of such 2005 Form 20-F.

[8]

Although all figures in this response are stated in U.S. dollars for the sake of consistency, that does not mean that the underlying relationships in this letter are conducted or involve transactions in U.S. dollars. Exchange rates used to convert into U.S. dollars were those rates used for purposes of the 2005 Form 20-F.

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Appendix II

As previously disclosed in the March Letter and in the Group’s 2006 Form 20-F, ING Bank has been engaged in a review of transactions with persons in countries subject to sanctions by U.S. and other authorities. During the course of this review, which is ongoing, outside counsel has reviewed U.S. dollar payment processing transactions and identified certain transactions with Wholesale Clients organized in countries other than a Subject Country, but that have significant Cuban ownership or Cuban activities. These Joint Ownership Clients have both Cuban and non-Cuban ownership. The financial data presented in the March Letter did not include assets, revenues, liabilities or contingent liabilities arising from transactions with these clients. As this business arises from Subject Country Activities, we have included below the related financial information, under the heading “Joint Ownership Client relationships”. We have also revised the totals presented to reflect our business with such clients. The additional and revised information is underlined in the text below.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Total assets located in the Subject Countries as at December 2005 amounted to approximately [***] (representing approximately [***]% of total assets held by the Group as of that date). Liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***]% of total liabilities of the Group as of that date). Contingent liabilities in respect of Subject Country Activities as at December 31, 2005 amounted to approximately [***] (representing approximately [***] of total contingent liabilities of the Group as of that date). Revenues earned from Subject Country Activities in 2005 were approximately [***] (representing approximately [***]% of total revenues in the year). None of total assets located in the Subject Countries, liabilities and contingent liabilities in respect of, and revenues earned from Subject Country Activities exceeded 0.60% of the relevant Group total.

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Appendix II

By Subject Country Revenues for the year ended on December 31, 2005 and assets, liabilities and contingent liabilities as at December 31, 2005:

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Subject Country	Assets	Revenues	Liabilities	Contingent Liabilities
Cuba* (Representative Offices) (see detail in section C)	[***]	[***]	[***]	[***]
Cuba (other)* (see detail in section C)	[***]	[***]	[***]	[***]
Iran* (see detail in section D)	[***]	[***]	[***]	[***]
Syria* (see detail in section E)	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant total**	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 8).

** = For these comparative purposes, total assets of the Group were USD 1,372,060 million, total liabilities of the Group were USD 1,362,557 million and total contingent liabilities of the Group were USD 133,997 million (in each case as at December 31, 2005). Total revenues of the Group in 2005 were USD 88,193 million.

Cuba.

Revenues for the year ended on December 31, 2005 and assets, liabilities and contingent liabilities as at December 31, 2005:

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Cuba (other)	Assets	Revenues	Liabilities	Contingent Liabilities
Government relationships*	[***]	[***]	[***]	[***]
Bank relationships*	[***]	[***]	[***]	[***]
Other Client relationships*	[***]	[***]	[***]	[***]
Joint Ownership Client relationships*	[***]	[***]	[***]	[***]
Total*	[***]	[***]	[***]	[***]
% of relevant Group total	[***]	[***]	[***]	[***]

* = all figures in Thousand U.S. dollars (but see footnote 8).

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** = For these comparative purposes, total assets of the Group were USD 1,372,060 million, total liabilities of the Group were USD 1,362,557 million and total contingent liabilities of the Group were USD 133,997 million (in each case as at December 31, 2005). Total revenues of the Group in 2005 were USD 88,193 million.

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